THE AMERICAN ENERGY GROUP, LTD.
                          One Gorham Island, Suite 303
                               Westport, CT 06880
                               Tel. (203) 222-7315
                               Fax (203) 226-6222

                                October 29, 2008

VIA FAX (202) 772-9368
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Securities and Exchange Commission
Division of Corporation Finance
100 F St. N.E.
Washington, D.C. 20549-7010
Attention:        Mr. Karl Hiller, Branch Chief:
                  Mr. Craig Arakawa

                  Re: The American Energy Group, Ltd.; Item 4.01, Form 8-K; File No. 000-26-26402

Dear Mr. Hiller and Mr. Arakawa:

         This letter is in response to your letter of October 16, 2008, regarding the Company's 8-K filed September 30, 2008 and the Company's amended 8-K filed October 14, 2008. The purpose of this letter is to respond to your comments and to indicate the specific manner in which the Company's 8-K will be further amended to incorporate the additional disclosures suggested.

         With regard to the comments in numbered Item 1, you have indicated that the date of termination of the former accountant, Chisholm, Bierwolf & Nilson, LLC, is not disclosed. The Company's 8-K will be further amended to disclose that the termination date was August 31, 2008. The amended 8-K will further disclose that the engagement of the new independent accountant, Bouwhuis, Morrill & Company was effective September 1, 2008, although the contractual engagement letter was not executed by the Company until September 26, 2008. The amended 8-K will further clarify that the approval of the engagement occurred on August 29, 2008, which was prior to the commencement of field work by the new auditing firm during the first week in September, 2008.

         With regard to your comment in numbered Item 2, wherein you have requested the inclusion of an updated letter from the former accountant addressing the revised disclosures, such an updated letter shall be included as an exhibit with the amended filing and is attached herewith.

         With regard to your comment in numbered Item 3, wherein you have requested the EDGAR filing of the Company's October 9 correspondence and all future correspondence, such correspondence will be EDGAR filed. Further, we have attached herewith for your review, a form of amended 8-K which incorporates the above changes.


                                   Sincerely,

                                   /s/ Pierce Onthank
                                   ------------------
                                   Pierce Onthank, President and CEO